UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06777U101

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

OO, HC

4

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO, HC

8

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

IN, HC

9

CUSIP No. 06777U101

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Outerbridge Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (“Outerbridge Master”), with respect to the shares of Common Stock directly and beneficially owned by it;
(ii)	Outerbridge Capital Management, LLC, a Delaware limited liability company (“Outerbridge Capital”), as the investment manager to each of Outerbridge Master, Outerbridge Partners, LP, Outerbridge Fund Ltd., and Outerbridge Special Opportunities Fund, LP;
(iii)	Outerbridge GP, LLC, a Delaware limited liability company (“Outerbridge GP”), as the general partner of Outerbridge Master and Outerbridge Partners, LP;
(iv)	Outerbridge Partners, LP (“Outerbridge Partners”), a Delaware limited partnership, as a feeder fund of Outerbridge Master;
(v)	Outerbridge Fund Ltd. (“Outerbridge Fund”), an exempted company organized under the laws of the Cayman Islands, as a feeder fund of Outerbridge Master;
(vi)	Outerbridge Special Opportunities Fund, LP, a Delaware limited partnership (“Outerbridge Special Opportunities”);
(vii)	Outerbridge Special Opportunities GP, LLC (“Outerbridge Special GP”), a Delaware limited liability company, as the general partner of Outerbridge Special Opportunities; and
(viii)	Rory Wallace, as the managing member of each of Outerbridge Capital, Outerbridge GP and Outerbridge Special GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

10

CUSIP No. 06777U101

(b)       The address of the principal office of each of Outerbridge Master, Outerbridge Capital, Outerbridge GP, Outerbridge Partners, Outerbridge Special Opportunities, Outerbridge Special GP and Mr. Wallace is 767 Third Avenue, 11th Floor, New York, NY 10017. The address of the principal office of Outerbridge Fund is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

(c)       The principal business of Outerbridge Master and Outerbridge Special Opportunities is investing in securities. The principal business of Outerbridge Capital is serving as the investment manager to each of Outerbridge Master, Outerbridge Partners, Outerbridge Fund and Outerbridge Special Opportunities. The principal business of Outerbridge GP is serving as the general partner of each of Outerbridge Master and Outerbridge Partners. The principal business of each of Outerbridge Partners and Outerbridge Fund is serving as a feeder fund of Outerbridge Master. The principal business of Outerbridge Special GP is serving as the general partner of Outerbridge Special Opportunities. The principal occupation of Mr. Wallace is serving as the managing member of each of Outerbridge Capital, Outerbridge GP and Outerbridge Special GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Wallace is a citizen of the United States of America.

Item 3.	Purpose of Transaction.

Item 3 is hereby amended and restated to read as follows:

The funds for the purchase of the Common Stock beneficially owned by Outerbridge Master, Outerbridge Capital, Outerbridge GP, Outerbridge Partners, Outerbridge Fund and Mr. Wallace came from the working capital of Outerbridge Master. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The aggregate purchase price of the 6,499,621 shares of Common Stock owned by Outerbridge Master is approximately $22,217,654.

11

CUSIP No. 06777U101

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 22, 2020, certain of the Reporting Persons entered into a letter agreement with the Issuer (the “Exemption Request”), pursuant to which, the Board agreed to grant an exemption under the Issuer’s Rights Agreement, dated March 25, 2020 (as amended, the “Rights Agreement”), and to consider the Reporting Persons to be an “Exempt Person” under the Rights Agreement (the “Exemption”). As a condition to the Board granting the Exemption, the Reporting Persons agreed that, among other things, they will not acquire beneficial ownership of or have an economic interest in securities of the Issuer in an amount that would equal or exceed 14.9% of the then outstanding shares of Common Stock. In addition, Outerbridge Special Opportunities and Outerbridge Special GP agreed to become parties to the Cooperation Agreement, dated July 21, 2020, entered into by certain of the Reporting Persons and the Issuer, and to be bound by the terms contained therein.

The Issuer agreed that it shall provide the Reporting Persons with at least 30 days prior written notice to the extent that the Issuer intends to terminate or modify the privileges afforded to the Reporting Persons under the Exemption Request.

The foregoing description of the Exemption Request is qualified in its entirety by reference to the Exemption Request, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 48,633,117 shares of Common Stock outstanding, as of August 21, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2020.

A.	Outerbridge Master
(a)	As of the close of business on October 23, 2020, Outerbridge Master beneficially owned 6,499,621 shares.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Master has not entered into any transactions in the securities of the Issuer during the past 60 days.
12

CUSIP No. 06777U101

B.	Outerbridge Capital
(a)	As the investment manager to Outerbridge Master, Outerbridge Capital may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Capital has not entered into any transactions in the securities of the Issuer during the past 60 days.
C.	Outerbridge GP
(a)	As the general partner of Outerbridge Master, Outerbridge GP may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge GP has not entered into any transactions in the securities of the Issuer during the past 60 days.
D.	Outerbridge Partners
(a)	As a feeder fund of Outerbridge Master, Outerbridge Partners may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Partners has not entered into any transactions in the securities of the Issuer during the past 60 days.
13

CUSIP No. 06777U101

E.	Outerbridge Fund
(a)	As a feeder fund of Outerbridge Master, Outerbridge Fund may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Fund has not entered into any transactions in the securities of the Issuer during the past 60 days.
F.	Outerbridge Special Opportunities
(a)	As of the close of business on October 23, 2020, Outerbridge Special Opportunities does not beneficially own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Outerbridge Special Opportunities has not entered into any transactions in the securities of the Issuer during the past 60 days.
G.	Outerbridge Special GP
(a)	As of the close of business on October 23, 2020, Outerbridge Special GP does not beneficially own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Outerbridge Special GP has not entered into any transactions in the securities of the Issuer during the past 60 days.
14

CUSIP No. 06777U101

H.	Rory Wallace
(a)	As the managing member of each of Outerbridge Capital, Outerbridge GP and Outerbridge Special GP, Mr. Wallace may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Mr. Wallace has not entered into any transactions in the securities of the Issuer during the past 60 days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Exemption Request set forth above in Item 4 is incorporated herein by reference. The full text of the Exemption Request is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On October 23, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       The Exemption Request by and among Barnes & Noble Education, Inc. and Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC, Outerbridge Special Opportunities Fund, LP, Outerbridge Special Opportunities GP, LLC and Rory Wallace, dated October 22, 2020.

99.2       Joint Filing Agreement by and among Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC, Outerbridge Partners, LP, Outerbridge Fund Ltd., Outerbridge Special Opportunities Fund, LP, Outerbridge Special Opportunities GP, LLC and Rory Wallace, dated October 23, 2020.

15

CUSIP No. 06777U101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2020

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE MASTER FUND LP

By:	Outerbridge GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE PARTNERS, LP

By:	Outerbridge GP, LLC its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

16

CUSIP No. 06777U101

OUTERBRIDGE FUND LTD.

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Authorized Signatory

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND, LP

By:	Outerbridge Special Opportunities GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

17